

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2010

Mr. Graham Tuckwell
ETFS Securities USA LLC
C/O Corporation Services Company
80 State Street
Albany, NY 12207

> **Re: ETFS White Metals Basket Trust**
> **Registration Statement on Form S-1**
> **Filed May 27, 2010**
> **File No. 333-167166**

Dear Mr. Tuckwell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Your next amendment should contain a substantial amount of information that you currently omit. We will need sufficient time to review those additional disclosures and may have additional comments once you provide the appropriate disclosures required by Form S-1. You will also expedite the review process by promptly filing all required exhibits with your next amendment, including your legality opinion.

2.   Please amend your filing and include the required financial statements and corresponding accountant's report, to comply with item 11(c) of Form S-1. Additionally, please include all other disclosures required by Item 11 of Form S-1, if applicable.

3.   Please include all required consents of experts and counsel with your next amendment, in accordance with Item 601(b) of Regulation S-K.

Statement Regarding Forward-Looking Statements, page ii

4.   As this is your initial public offering, the safe harbor provided by the PSLRA is not available to you. See Section 27A of the Securities Act. Please revise accordingly.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271, or the undersigned at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile (212) 894-5724
        Peter J. Shea, Esq.
        Katten Muchin Rosenman LLP